

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3628

December 17, 2010

Károly Dán
Consul General of the Republic of Hungary
223 East 52nd Street
New York, NY 10022

> **Re:** **The Republic of Hungary**
> **Registration Statement under Schedule B**
> **File No. 333-170923**
> **Filed December 2, 2010**
>
> **Form 18-K for Fiscal Year Ended December 31, 2009**
> **File No. 33-49294-01**
> **Filed November 30, 2010**

Dear Mr. Dán:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update all statistics to provide the most recent data available.

2. Where appropriate, please discuss any material impact that the recent turmoil in the European sovereign debt market has had or is expected to have upon the Republic's public finances or economy more generally.

3. Where appropriate, please discuss any material effect on the Republic's public finances or economy more generally resulting from the MAL Zrt toxic waste disaster and the potential for future spills as a result of aging factories and storage facilities. Also, discuss Republic's temporary control of MAL Zrt following this incident.

4. To the extent material, discuss the Republic's efforts to ensure its energy security.

Registration Statement under Schedule B

Incorporation of Certain Documents by Reference, page 1

5. Please include the file numbers of the documents incorporated by reference.

Enforcement of Judgments, page 2

6. In the fourth full paragraph on page 3, please disclose whether there is treaty between the Republic and the United States regarding the enforcement of judgments.

Status of the Debt Securities, page 5

7. Please clarify when other obligations "may be preferred by mandatory provisions of applicable law."

Annual Report on Form 18-K
Exhibit 99.D

General, page 5

8. Discuss the effects on external relations and the Republic of the decision to extend citizenship to all ethnic Maygars living beyond the Republic's borders.

Political System, page 6

9. Please discuss recent and proposed changes to the constitution. Also, disclose the state of interactions between the Government and the Constitutional Court. This discussion should address legislation limiting the Constitutional Court's jurisdiction over taxes.

Recent Economic Performance, page 14

    10. Please expand the disclosure regarding annual changes to GDP and other economic statistics, including sector-level disclosure, you have presented to address more fully the reasons for each material change, such as changes resulting from the effects of the global financial crisis and otherwise.

Employment, page 18

    11. Please provide estimates of the size of the Republic's "grey economy" relative to GDP.

Privatization, page 25

    12. Discuss the reasons why the Republic acquired a 95% share of Malev Hungarian Airlines in 2010 following the earlier privatization efforts.

    13. Disclose the nationalization of media companies in the Republic and the related effects on foreign direct investment generally.

Foreign Direct Investment, page 31

    14. Discuss more fully the reasons for material changes in foreign direct investment.

Monetary and Financial System, page 41

    15. Please discuss the status of the current relationship between the Government and the Governor of the NBH.  Also discuss the proposed changes to regulations governing appointments to the Monetary Council.

    16. Disclose the extent to which economic targets are shaped by interactions with the EU and/or the IMF.

Money Supply, page 43

    17. Please include definitions for M1 and M3.

    18. Please provide context for the discussion regarding the changes to monetary policy and the reasons for the Government's regulatory changes.  Include a discussion of the effects of the global financial crisis and the large percentage of Hungarian mortgages and other credit agreements denominated in Swiss francs.

Recent Developments in Monetary Policy, page 46

19. Disclose the recent 25 basis point increase to the NBH base rate that became effective on November 30, 2010.

Ownership Structure of the Banking Sector, page 50

20. Discuss the recent crisis taxes imposed on the banking sector and their effect on foreign-held banks. Also disclose the scope and duration of these taxes. Provide similar disclosure in an appropriate location regarding crisis taxes imposed other sectors of the economy.

Public Finance, page 53

21. In the discussion of the budget methodology, the Government indicates that it compiles the planned budget for the following calendar year in the fall. Please advise us when you will disclose the 2011 planned budget.

Budget Trends, page 53

22. In an appropriate location, describe more fully the role of the Fiscal Council and its current status within the Republic.

Personal Income Tax, page 62

23. Please address the introduction of the flat 16% personal income tax, which appears as a line item in the disclosure on page 56.

Pension System, page 65

24. Disclose recent legislative changes to the pension system that involve the transfer of assets from mandatory private funds to the Republic, and discuss the reasons for these changes.

Future Economic Plan, page 68

25. In this section or in the "Relations with Multilateral Financial Institutions" section, discuss current interactions between the Republic and the IMF, including the suspended discussions regarding IMF funding to the Republic. To the extent the disclosure continues to include the IMF's findings regarding the Republic, please provide balanced, updated disclosure. This disclosure should address the sustainability of the Republic's proposals to address economic stability.

National Debt, page 69

> 26. Please disclose the public debt, including the tables and supplementary data, as of the most recent date practicable.

Public Debt, page 70

> 27. To the extent you retain the narrative disclosure, please provide this information as of the most recent date practicable.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review an amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

Ellie Bavaria
Special Counsel

cc: Steven G. Tepper (via facsimile)
Arnold & Porter LLP
(212) 715-1399